PINE VALLEY MINING CORPORATION

Consolidated Financial Statements

for the Six Months Ended September 30, 2005

(Unaudited)

PINE VALLEY MINING CORPORATION

Consolidated Balance Sheets

(Unaudited)

		September 30,	March 31,
(in thousands of Canadian dollars)		2005	2005
ASSETS
CURRENT
Cash		$ 7,362	$ 2,200
Accounts receivable, net of nil allowance		7,078	5,943
Goods and Services Tax receivable		1,182	2,438
Deferred financing charges		525	738
Prepaid expenses		1,509	354
Coal Inventory		5,080	3,452
Future income taxes		2,159	2,159
Total Current Assets		24,895	17,284
Restricted cash		458	458
Other non-current assets		993	466
Mineral property, plant and equipment (Note 3)		49,162	39,835
Non-producing mineral properties (Note 4)		2,534	60
Future income taxes		1,753	1,753
Total Assets		$ 79,795	$ 59,856

LIABILITIES
CURRENT
Operating line (Note 5)		$ 8,785	$ -
Accounts payable		14,117	4,096
Accrued liabilities		2,389	2,108
Current portion of term debt (Note 6)		10,290	20,199
Current portion of capital lease obligation		65	23
Due to related party (Note 7)		600	600
Total Current Liabilities		36,246	27,026
Asset retirement obligation (Note 8)		1,024	653
Capital lease obligation		141	136
Future income taxes		4,944	3,764
Total Liabilities		42,355	31,579
SHAREHOLDERS' EQUITY
Share capital (Note 9)		51,391	45,353
Commitment to issue shares		-	184
Contributed surplus and other capital		3,658	2,210
Deficit		(17,609)	(19,470)
Total Shareholders' Equity		37,440	28,277
Total Liabilities and Shareholders' Equity		$ 79,795	$ 59,856

Commitments and contingencies (Note 14)
Continuing operations (Note 1)

Approved by the Board of Directors

"Graham Mackenzie"	Director

"Jeffrey Fehn"	Director

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Operations

(Unaudited)

	Three months ended		Six months ended
(in thousands of Canadian dollars	September 30,		September 30,
except share and per share amounts)	2005	2004	2005	2004
REVENUE
Coal Sales	$ 19,957	$ 3,264	$ 33,431	$ 3,264
Cost of Operations:
Mining and transportation	12,905	2,507	24,569	2,507
Administrative and other	1,181	52	1,789	52
Depreciation and depletion	821	51	1,573	51
	14,907	2,610	27,931	2,610
INCOME BEFORE UNDERNOTED ITEMS	5,050	653	5,500	653

EXPENSES
Consulting and management fees	74	21	111	155
Filing and transfer agent fees	42	11	49	30
Office and general	120	33	260	56
Professional fees	147	55	352	126
Promotion and marketing	19	26	66	50
Salaries and stock-based compensation	888	737	1,799	865
	1,290	883	2,637	1,282
INCOME (LOSS) BEFORE OTHER INCOME
(EXPENSES) AND INCOME TAXES	3,760	(230)	2,863	(629)

OTHER INCOME (EXPENSES)
Interest & other income	24	3	36	4
Interest and financing	(447)	(62)	(1,031)	(194)
Foreign exchange and derivatives gain	2,141	1,045	1,344	1,043
Other	(93)	-	(34)	-
	1,625	986	315	853
INCOME BEFORE INCOME TAXES	5,385	756	3,178	225
Mining taxes	(89)	-	(135)	-
Future income tax	(1,621)	-	(1,182)	-
	(1,710)	-	(1,317)	-
NET INCOME	$ 3,675	$ 756	$ 1,861	$ 225

Basic and diluted income per share	$ 0.05	$ 0.01	$ 0.03	$ 0.01
Weighted average number of common shares - basic	71,419,778	52,165,944	70,662,206	52,165,944
Weighted average number of common shares - diluted	72,124,077	52,165,944	71,359,515	52,165,944

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Six months ended
	September 30,		September 30,
(in thousands of Canadian dollars)	2005	2004	2005	2004
OPERATING ACTIVITIES
Net income for the period	$ 3,675	$ 756	$ 1,861	$ 225
Items not involving cash:
Deferred financing charges	168	-	287	-
Depreciation and depletion	821	52	1,573	53
Non-cash financing costs	256	-	642	-
Financing obligations	(88)	-	210	-
Non-cash stock-based compensation costs	731	628	1,451	673
Unrealized foreign exchange and derivatives gain	(1,588)	(1,046)	(904)	(1,046)
Future income taxes	1,621	-	1,182	-
Changes in working capital items
other than cash (Note 13)	2,531	(2,877)	2,806	(2,861)
	8,127	(2,486)	9,108	(2,956)
FINANCING ACTIVITIES
Capital stock issued	4,994	1,305	5,542	4,317
Loan proceeds	8,785	5,230	10,023	6,603
Loan payments	(9,751)	(300)	(11,147)	(500)
Financing fees	(143)	-	(409)	-
	3,885	6,235	4,009	10,420
INVESTING ACTIVITIES
Acquisition of property and equipment, net of
accounts payable	(4,482)	(6,187)	(12,956)	(6,626)
Goods and services tax receivable	(503)	(608)	1,256	(608)
Property, plant and equipment obligations	(1,143)	1,869	3,815	1,901
	(6,128)	(4,926)	(7,885)	(5,333)
(DECREASE) INCREASE IN CASH	5,884	(1,178)	5,232	2,131
Affect of foreign exchange rate
on cash	(2)	(101)	(70)	(101)

CASH POSITION, BEGINNING OF PERIOD	1,480	3,363	2,200	55

CASH POSITION, END OF PERIOD	$ 7,362	$ 2,084	$ 7,362	$ 2,084

Non-cash financing and investing activities
Assets acquired under capital lease	$ -	$ -	$ 88	$ -
Supplemental information
Interest paid	$ 277	$ 105	$ 312	$ 237
Income taxes paid	$ 26	$ -	$ 26	$ -

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Shareholders’ Equity

(Unaudited)

(in thousands of Canadian dollars,	Common shares		Commitment to	Share	Contributed
except for share amounts)	Shares	Amount	issue shares	Subscription	Surplus	Deficit	Total

Balance, March 31, 2004	48,654,519	$ 29,674	$ 174	$ 78	$ 1,142	$ (19,017)	$ 12,051
Issued for cash	4,833,334	11,400	-	-	-	-	11,400
Settlement of debt	696,088	174	(174)	-	-	-	-
Shares issued for financing charge	104,736	442	184	-	-	-	626
Exercise of warrants and options	14,598,181	3,831	-	(78)	-	-	3,753
Fair value of warrants and options exercised	-	158	-	-	(158)	-	-
Share issue costs, net of future income taxes	-	(326)	-	-	-	-	(326)
Stock-based compensation	-	-	-	-	1,226	-	1,226
Net loss for the year	-	-	-	-	-	(453)	(453)
Balance, March 31, 2005	68,886,858	45,353	184	-	2,210	(19,470)	28,277
Exercise of warrants and options	1,410,000	551	-	-	(3)	-	548
Shares issued for financing charge	-	-	184	-	-	-	184
Stock-based compensation	-	-	-	-	720	-	720
Net loss for the period	-	-	-	-	-	(1,814)	(1,814)
Balance, June 30, 2005	70,296,858	$ 45,904	$ 368	$ -	$ 2,927	$ (21,284)	$ 27,915
Issued for cash	1,250,000	5,000	-	-	-	-	5,000
Shares issued for financing charge	80,816	491	(368)	-	-	-	123
Share issue costs, net of future income taxes	-	(4)	-	-	-	-	(4)
Stock-based compensation	-	-	-	-	731	-	731
Net income for the period	-	-	-	-	-	3,675	3,675

Balance, September 30, 2005	71,627,674	$ 51,391	$ -	$ -	$ 3,658	$ (17,609)	$ 37,440

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars except for shares price per share and per share amounts)

1.

CONTINUING OPERATIONS

Pine Valley Mining Corporation and its subsidiaries (the “Company”) are engaged in the development, mining and marketing of metallurgical coal from its Willow Creek Coal Mine located near Chetwynd, British Columbia, Canada. The Company was amalgamated under the Company Act (British Columbia) and its shares are listed on the TSX Venture Exchange and OTC Bulletin Board.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency at September 30, 2005 of $11.351 million (March 31, 2005 - $9.742 million). The Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional equity capital through sales of its common stock and the Company’s ability to achieve profitable operations.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2005. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements of the Company and the notes thereto. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

3.

MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment consist of:

	September 30, 2005			March 31, 2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Assets acquired under capital lease	$ 255	$ 53	$ 202	$ 168	$ 25	$ 143
Assets under construction	9,842	-	9,842	-	-	-
Buildings	426	20	406	426	9	417
Land	140	-	140	140	-	140
Office equipment	492	129	363	332	86	246
Plant and equipment	12,770	800	11,970	12,854	159	12,695
Property and development	27,378	1,139	26,239	26,516	322	26,194
	$ 51,303	$ 2,141	$ 49,162	$ 40,436	$ 601	$ 39,835

Included in property, plant and equipment is $1,155,000 (March 31, 2005 - $638,000) relating to interest capitalized during construction and development.

4.

NON-PRODUCING MINERAL PROPERTIES

	Six months ended September 30,
	2005	2004

Pine Pass
Consulting	$ 403	$ -
Drilling	2,037	-
Environmental	12	-
Permits	22	-
	2,474	-

Beginning of period	60	-

End of period	$ 2,534	$ -

The Company has initiated a drill program to further develop reserves at the Pine Pass coal deposit. The purpose of the drill program is to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary for mine permits. A budget of $2,750,000 has been allocated to the initial phase of the drill program. As at September 30, 2005, $2,534,000 had been incurred under this program.

5.

OPERATING LINE

The Company entered into a working capital credit facility of up to $20 million with Royal Bank Asset Based Finance, a division of Royal Bank of Canada (“Royal Bank” or the “Bank”) on September 16, 2005. The Bank’s facility is secured by all the assets of the Company with first position on inventory and receivables. The facility bears interest at the rate of Royal Bank’s prime plus 1% per annum, calculated monthly.

6.

TERM DEBT

	September 30,	March 31,
	2005	2005

Mitsui Matsushima loan	$ -	$ 1,000
Marubeni Corporation loan	-	8,494
Rockside Foundation loan (US$8,850)	10,290	10,705
	10,290	20,199
Less portion due within one year	10,290	20,199
	$ -	$ -

The Company entered into a Credit Facility Agreement (the "Agreement") with The Rockside Foundation ("Rockside"), a shareholder of the Company, for an aggregate amount up to US$ 7.0 million, with interest at an annual rate of 10%, further amended on December 30, 2004, to increase the loan to US$ 8.85 million.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars except for shares price per share and per share amounts)

  6.

TERM DEBT (Continued)

Under the terms of the Agreement, the Company has issued or will issue common shares that are equivalent to 10% of the initial principal amount (US $3,750,000) and 1% per five week period of the second tranche advanced (US $5,100,000) to a maximum of 10%, as long as the loan is outstanding.

For purposes of calculating the number of bonus shares due to Rockside, the US dollar value is converted to Canadian dollars applying the Bank of Canada closing rate for the day prior to the funds being advanced and the weighted average share price for the ten trading days on the TSX Venture Exchange prior to the funding. The Company has issued 104,736 common shares for the loan of the initial US $3,750,000 principal amount. A further 80,816 shares have been issued to Rockside as at September 30, 2005, representing the 8% bonus due by the Company upon receipt of the subsequent $5,100,000.

A second amendment to the Agreement was completed on September 16, 2005. Under the terms of the second amendment the due date for repayment of the loan was extended for 10 weeks from November 29, 2005 to February 6, 2006. In addition, for the period from November 29, 2005 to February 6, 2006 interest will be paid at the rate of 12% per annum with no bonus shares being issued.

Rockside’s loan is secured by the Company’s assets subject to an intercreditor agreement with Royal Bank of Canada which grants Royal Bank certain priority rights with regard to inventory and receivables. In addition, a subordination and postponement agreement has been entered into between the Bank and Rockside whereby Rockside has postponed their loans in favour of Royal Bank (see Note 5).

7.

DUE TO RELATED PARTY

The Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the “Estate”).  The Estate is administered on behalf of its beneficiaries by a director of the Company.  The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined.  There is no immediate requirement or intention to finalize these discussions.

8.

PROVISION FOR ASSET RETIREMENT OBLIGATION

Although the ultimate amount of the asset retirement obligation and reclamation is uncertain, the fair value of these obligations is based on information currently available, including closure plans and applicable regulations.

The total undiscounted amount of the estimated cash flows required to settle the Company’s asset retirement obligation is $1,344,000 which has been discounted using a discount rate of 7.5% to total $1,024,000. Reclamation obligations at the Willow Creek Mine are expected to be paid annually up to 2012. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand. Future changes to these estimates, due to changes in closure plans or applicable regulations, will be made prospectively with a corresponding charge to the asset’s carrying value.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars except for shares price per share and per share amounts)

9.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares of no par value.

(b)

Issued and outstanding

During the six months ended September 30, 2005:

(i)

310,000 options were exercised for proceeds of $273,000.

(ii)

1,100,000 warrants were exercised for proceeds of $275,000.

(iii)

In July 2005, the Company completed a private placement of 1,250,000 common shares at $4.00 per share for total gross proceeds of $5.0 million. Share issue costs relating to the transaction amounted to $3,832 (net of future income taxes).

(iv)

The Company issued 80,816 common shares to The Rockside Foundation for value $491,000 (Note 6)

10.

STOCK OPTIONS AND WARRANTS

(a)

Stock options

The Company has established a stock option plan for directors and employees.  The Company is allowed to grant up to 10% of issued and outstanding shares as stock options.  Stock options are exercisable once they have vested under the terms of the grant.  A summary of the Company's options at September 30, 2005 and the changes for the period then ended is presented below:

	Six months ended September 30,
	2005		2004
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price

Outstanding, beginning of period	3,070,000	$ 3.47	1,365,000	$ 0.50
Granted	10,000	4.22	1,135,000	2.14
Exercised	(310,000)	0.88	(84,700)	0.74
Outstanding, end of period	2,770,000	$ 3.76	2,415,300	$ 1.41

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars except for shares price per share and per share amounts)

10.

STOCK OPTIONS AND WARRANTS (Continued)

(a)

Stock options (Continued)

As at September 30, 2005, the Company has outstanding stock options to purchase an aggregate 2,770,000 common shares as follows:

Options Outstanding			Options Exercisable
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Number	Expiry Date	Price	Number	Price
250,000	April 28, 2007	$ 0.90	250,000	$ 0.90
35,000	April 23, 2009	1.01	35,000	1.01
75,000	July 8, 2009	1.56	25,000	1.56
950,000	September 24, 2009	2.30	630,000	2.30
400,000	February 14, 2010	5.60	100,000	5.60
750,000	March 9, 2010	5.30	187,500	5.30
300,000	March 17, 2010	5.31	75,000	5.31
10,000	August 24, 2010	4.22	-	-
2,770,000		$ 3.76	1,302,500	$ 2.84

Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $1,451,000 and $731,000 during the six and three month periods ended September 30, 2005.

(b)

Warrants

As at September 30, 2005, there were warrants outstanding that allow the holders to purchase 750,000 common shares of the Company at $6.25 per share, expiring on September 22, 2006. In the period, 1,100,000 common shares were issued for proceeds of $275,000 in connection with the exercise of outstanding warrants.

11.

RELATED PARTY TRANSACTIONS

As at September 30, 2005, accounts payable and accrued liabilities include $51,675 (March 31, 2005 - $51,675) due to former directors, shareholders and companies controlled by directors.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars except for shares price per share and per share amounts)

12.

SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

The Company operates in one industry and as at September 30, 2005 substantially all of the Company's assets were located in Canada.

Revenues from customers can be attributed to the following countries:

	Six months ended September 30,
	2005	2004

France	$ -	$ 637
Italy	5,277	-
Japan	15,523	2,627
Korea	12,631	-
	$ 33,431	$ 3,264

For the six months ended September 30, 2005, 100% of sales are to six customers and 100% of accounts receivables are from two customers.

13.

CHANGES IN OPERATING WORKING CAPITAL ITEMS OTHER THAN CASH

	Six months ended September 30,
	2005	2004

(Increase) decrease in accounts receivable	$ (1,026)	$ (3,217)
(Increase) decrease in prepaid expenses	(789)	(388)
(Increase) decrease in inventory	(1,628)	(1,552)
Increase (decrease) in accounts payable
and accrued liabilities	6,160	2,329
Affect of foreign exchange on non-cash items	89	(33)
	$ 2,806	$ (2,861)

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Six Months ended September 30, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars except for shares price per share and per share amounts)

14.

COMMITMENTS AND CONTINGENCIES

(a)

The Company has letters of credit of $50,000 and $458,000 outstanding at September 30, 2005 (March 31, 2005 - $508,000).

(b)

The Company has entered into operating lease agreements for coal loading services, office space and equipment and vehicles at the mine site. These agreements require the Company to make the following lease payments:

	Coal		Office	Office
	loading	Equipment	equipment	lease	Vehicles	Total
Six months ending March 31, 2006	$ 472	$ 19	$ 5	$ 17	$ 30	$ 543
Year ending March 31, 2007	952	37	9	22	59	1,079
Year ending March 31, 2008	980	37	9	-	35	1,061
Year ending March 31, 2009	918	13	7	-	2	940
	$ 3,322	$ 106	$ 30	$ 39	$ 126	$ 3,623

(c)

 The Company has entered into a series of forward exchange contracts to sell US$ at rates between 1.18134 to 1.236 (CAD$/US$). These contracts have maturity dates ranging from October 2005 to March 2006. At September 30, 2005 the balance outstanding was US$20,400,000 (March 31, 2005 - US$40,100,000) with a mark-to-market gain of $893,000 (March 31, 2005 - $81,000 loss).

15.

SUBSEQUENT EVENTS

Subsequent to September 30, 2005 the Company:

(a)

commenced commissioning of its coal preparation plant. The Company contracted with the Sedgman Group of Companies to build a coal preparation plant at its Willow Creek mine site. The plant’s construction has a fixed cost component and a component subject to bonuses and penalties based on the mechanical completion date. The plant cost payable to the Sedgman Group is capped at US$8,456,000 ($9,978,080) inclusive of maximum achievable bonus for early completion. The plant has an estimated annual capacity to produce 2.5 million tonnes.

(b)

issued 10,102 shares to The Rockside Foundation representing an additional 1% of the bonus due by the Company (see Note 6).